SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

CHROMATICS COLOR SCIENCES, INC.
________________________________________________________________________
(Name of Issuer)

Common Stock
________________________________________________________________________
(Title of Class of Securities)

171116 10 6
________________________________________________________________________
(CUSIP Number)

Paul F. Byrne c/o Janssen-Meyers Associates, L.P. 17 State Street,
NY, NY 10004 	 (212) 742-4200
________________________________________________________________________
(Name, Address  and Telephone Number of Person Authorized to
 Receive Notices and Communications)

12/31/97
________________________________________________________________________
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box_____.

Check the following box if a fee is being paid with the statement _____.
 (A fee
is
not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item1; and (2)  has filed no amendment subsequent thereto reporting beneficial
ownership of five percent of less of such class.)   (Sec Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the
 Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed
to be
 "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. Name of Reporting Person
Janssen-Meyers Associates L.P.
_____________________________________________________
S.S. or I.R.S. Identification No. of Above Person


	_____________________________________________________


2. Check the Appropriate Box if a Member of a Group (See Instructions before filling out)

a.________	b_______



3. SEC USE ONLY

_____________________________________________________

4. Source of Funds (See instructions before filling out).

______________________________________________________

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant
to Items           (d) or 2(e).

	__________________________________________________________________________
___

6. Citizenship or Place of Organization

USA    NY Limited Partnership
____________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON
(Questions 7 - 10)

7.  Sole Voting Power
1,523,100
____________________________________________________

8. Shared Voting Power

_____________________________________________________


9. Sole Dispositive Power

1,523,100
_____________________________________________________

10. Shared Dispositive Power

_____________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting
Person

1,523,100
_____________________________________________________

12.  Check Box if the Aggregate Amount in Row (11) Excludes
13. Certain Shares (See instructions before filling out)

_____________________________________________________



14. Percent of Class Represented by Amount in Row (11)

16.6%
______________________________________________________

15. Type of Reporting Person (See instructions before filling out)

5% Holder in Aggregation
______________________________________________________